JinkoSolar Announces Results of 2011 Annual General Meeting

SHANGHAI, September 28, 2011 / -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS) a fast-growing, vertically-integrated solar power product manufacturer based in China, today announced that all shareholders resolutions proposed at the Company’s 2011 annual general meeting held today were duly passed. Specifically, the shareholders passed the following resolutions approving:

1.	The change of name of the Company from “JINKOSOLAR HOLDING CO., LTD” into “JINKOSOLAR HOLDING CO., LTD.”;

2.	The re-election of Mr. Kangping Chen as a director of the Company;

3.	The re-election of Mr. Xianhua Li as a director of the Company;

4.	The re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as auditors of the Company for the fiscal year of 2011;

5.	The authorization of the directors of the Company to determine the remuneration of the auditors;

6.
The increase of the aggregate number of shares that may be issued under the Company’s long term incentive plan (the “Plan”) adopted on July 10, 2009, as amended, or covered by Awards (as such term is defined in the Plan) including upon the exercise of ISOs (as such term is defined in the Plan) from 7,325,122 ordinary shares to 9,325,122 ordinary shares; and

7.
The authorization of each of the directors of the Company to take any and every action that might be necessary to effect the forgoing resolutions 1 to 6 as such director, in his or her absolute discretion, think fit.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically-integrated solar product value chain with an integrated annual capacity of 1,100 MW each for silicon wafers, solar cells and solar modules as of June 30, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this press release is as of September 28, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Longgen Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com